EXHIBIT 99.6

CERTIFICATION

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Henderson, Interim Chief Executive Officer of Great Panther Mining Limited (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)	the Annual Report on Form 40-F/A of the Company for the fiscal year ended December 31, 2019 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)	the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Robert Henderson”

Name:	Robert Henderson
Title:	Chief Executive Officer
Date:	April 23, 2020